March 8, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg
          Senior Assistant Chief Accountant

Re:  File No. 000-31198
       Stellar Pharmaceuticals Inc.  ("Stellar")
        Form 10-K for the Year Ended December 31, 2009

Dear Mr. Rosenberg:

Reference is made to the letter dated February 7, 2011 from the Division of Corporation Finance of the United States Securities and Exchange Commission further commenting on the above-referenced Form 10-K filing.  Stellar’s responses to the comments set forth in such letter are as follows:

1.  Item 11.  Executive Compensation, page 31/Termination and Change of Control Benefits, page 33 -- A copy of Mr. Riehl’s employment agreement will be filed as an exhibit to Stellar’s Form 10-K filing for the year ended December 31, 2010.  This filing is expected to be made on a timely basis later this month.

2.  Report of Independent Registered Chartered Accountants, page F-2 -- As previously advised, the 2008 audited financial information was not included due to a fee dispute between the Company and Deloitte & Touche LLP.  Stellar respectfully declines to file the 2008 audited financial information.  As noted above, Stellar expects to timely file its Form 10-K for the year ended December 31, 2010 later this month.  This filing will contain audited financial information for Stellar’s two most recently completed fiscal years.  Thus, the issue of Stellar not having on file complete audited financial information for its two most recently completed fiscal years will become moot in less than a month.  Further, in light of Stellar’s small issuer status, the cost of re-conducting an audit is not an inconsequential matter.

Very truly yours,

Stellar Pharmaceuticals Inc.

Janice Clarke
Chief Financial Officer